SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                          _____________________

                              SCHEDULE 13D
                           Amendment Number 2
                  Under the Securities Exchange Act of 1934

                             RailAmerica, Inc.
                             (Name of Issuer)

                        Common Stock, Par Value $.001
                        (Title of Class of Securities)

                                  750753105
                                (CUSIP Number)

                               Arthur Goetchius
        300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
               (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                February 9, 1998
              (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 19 pages


                                      13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Associates, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                          (a)  [ ]
                           (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                         -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                       309,560
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                       -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                309,560
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                309,560
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.51%
_______________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                  PN
________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 2 of 19 pages


                                      13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Partners, L.L.C.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                         (a)  [ ]
                         (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                           -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                         670,660
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                        -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  678,355
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  678,355
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 7.68%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                 IA
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                           Page 3 of 19 pages


                                     13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               Bev Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                               (a)  [ ]
                               (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                          -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                       138,085
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                      -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               138,085
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               138,085
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **          [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               1.56%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                PN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                         Page 4 of 19 pages


                                     13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Jonas Partners, L.P.
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                          (a)  [ ]
                          (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                            WC
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                          -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                        20,000
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                       -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                20,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                20,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .23%
________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                 PN
________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 5 of 19 pages


                                     13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          William Ehrman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                           (a)  [ ]
                           (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF     OO     PF
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                        15,000
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                      1,138,305
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                     15,000
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                              1,161,305
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                              1,176,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                              13.29%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                              IN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                            Page 6 of 19 pages


                                     13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Frederic Greenberg
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                          (a)  [ ]
                          (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF     OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                          -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                       1,138,305
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                      -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,146,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,146,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **           [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               12.98%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                               IN
________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 7 of 19 pages


                                     13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           Frederick Ketcher
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                            (a)  [ ]
                            (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF     OO     PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                          10,000
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                        1,138,305
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                       10,000
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,146,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,156,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **               [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               13.09%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                               IN
________________________________________________________________________
                ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                           Page 8 of 19 pages


                                      13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Jonas Gerstl
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                          (a)  [ ]
                          (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                       -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                     1,138,305
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                     -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,146,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,146,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **            [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               12.98%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                            IN
________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                             Page 9 of 19 pages


                                    13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             James McLaren
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                             (a)  [ ]
                             (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF     OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                       -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                     1,138,305
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                     -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,146,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,146,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **              [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                12.98%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                                IN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                           Page 10 of 19 pages


                                    13D
CUSIP No. 750753105
________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                           William D. Lautman
________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                           (a)  [ ]
                           (b)  [X]
________________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF     OO
________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                                         -0-
________________________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                                      1,138,305
________________________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING                                     -0-
________________________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               1,146,000
________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,146,000
________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **            [ ]
________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               12.98%
________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON **
                                               IN
________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!



                          Page 11 of 19 pages


            The Schedule 13D, initially filed on November 28, 1997, of (i) EGS Associates, L.P., a Delaware limited partnership (EGS Associates), (ii) EGS Partners, L.L.C., a Delaware limited liability company (EGS Partners), (iii) Bev Partners, L.P., a Delaware limited partnership (Bev Partners), (iv)
Jonas Partners, L.P., a Delaware limited partnership (Jonas Partners), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl, (ix) James McLaren and (x) William D. Lautman, relating to the common stock, $0.001 par value per share (the Common Stock) issued by RailAmerica, Inc. (the Company), is hereby amended by this Amendment No. 2 to the
Schedule 13D as follows:

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners is approximately $1,591,026, $3,792,149, $739,696, and $92,620, respectively.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $46,880.

          The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family is approximately $136,890.

          Messrs. Gerstl, Greenberg, McLaren and Lautman currently own no shares of Common Stock.

          The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrman and his immediate family were purchased with personal funds.
     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBank Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrman and his immediate family are held in accounts maintained at NationsBank Montgomery. Currently, the interest rate charged on such various margin accounts is approximately 8.25% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                         Page 12 of 19 pages


          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 8,829,275 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 13, 1997, as reflected in the companys quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) for the fiscal quarter ended September 30, 1997 (which is the most recent Form 10-Q on file).

          As of the close of business on February 11, 1998:

          (i) EGS Associates owns beneficially 309,560 shares of Common Stock, constituting approximately 3.51% of the shares outstanding.

          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the Act), EGS Partners may be deemed to own beneficially 678,355 shares, constituting approximately 7.68% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 138,085 shares of Common Stock, constituting approximately 1.56% of the shares outstanding.

          (iv) Jonas Partners owns 20,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (v) Mr. Ehrman owns beneficially through ownership by himself and members of his immediate family, 30,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vi) Mr. Ketcher owns beneficially through ownership by himself 10,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vii) Messrs. Gerstl, Greenberg, McLaren and Lautman own directly no shares of Common Stock.

          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 309,560 shares beneficially owned by EGS Associates, the 678,355 shares beneficially owned by EGS Partners, the 138,085 shares beneficially owned by Bev Partners, and the 20,000 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,146,000 shares of Common Stock, constituting approximately 12.98% of the shares outstanding.

          (viii) In the aggregate, the Reporting Persons beneficially own a total of 1,186,000 shares of Common Stock, constituting approximately 13.43% of the shares outstanding.

          (b)   (i)     Each of EGS Associates, EGS Partners, Bev Partners,
and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 7,695 shares held by one of the discretionary accounts, and to

                         Page 13 of 19 pages


dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

               (ii) Mr. Ehrman has no power to vote and shared power to dispose of shares owned by his immediate family and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to February 9, 1998 until February 11, 1998 by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are set forth in Schedules A, B, C, and D, respectively, and were all effected in the over-the-counter market and in private placements. During such period, Messrs. Ehrman, Ketcher, Greenberg, Gerstl, McLaren and Lautman, did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.






























                           Page 14 of 19 pages


                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  ________________________   _____________________________________
                                   William Ehrman, individually and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P., and as a member
                                   of EGS PARTNERS, L.L.C.

                                   _____________________________________
                                   Frederic Greenberg, individually and
                                   as general partner of each of EGS
                                   ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   _____________________________________
                                   Frederick Ketcher, individually and
                                   as general partner of each of EGS
                                   ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   _____________________________________
                                   Jonas Gerstl, individually and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   _____________________________________
                                   James McLaren, individually and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.

                                   _____________________________________
                                   William D. Lautman, individually and
                                   as general partner of each of EGS
                                   ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                   JONAS PARTNERS, L.P. and as a member
                                   of EGS PARTNERS, L.L.C.






                            Page 15 of 19 pages


                                  Schedule A

                             EGS Associates, L.P.

                       Transactions in the Common Stock

                                                    Price Per Share
Date of               Number of                     (including
Transaction           Shares Purchased/(Sold)       Commissions, if any)
________________________________________________________________________

12/15/97              15,000                         $6.42
12/17/97               5,000                         $6.53
12/29/97              10,000                         $6.44
12/30/97              10,000                         $6.56
12/31/97              24,000                         $6.50
1/5/98                 5,000                         $6.54
1/16/98                8,925                         $6.13
2/10/98                8,855                         $6.51
2/11/98               10,120                         $6.54

































                            Page 16 of 19 pages


                                 Schedule B

                              EGS Partners, L.P.

                      Transactions in the Common Stock

                                                    Price Per Share
Date of               Number of                     (including
Transaction           Shares Purchased/(Sold)       Commissions, if any)
________________________________________________________________________

12/12/97                25,000                        $6.63
12/15/97                   500                        $6.42
12/23/97                 5,000                        $6.38
12/26/97                10,000                        $6.38
1/2/98                  10,000                        $6.63
1/5/98                  10,000                        $6.54
1/7/98                   5,000                        $6.25
1/12/98                 15,000                        $6.25
1/16/98                 22,505                        $6.13
1/26/98                 15,000                        $6.50
1/27/98                  5,000                        $6.38
1/30/98                  5,000                        $6.31
1/23/98                 10,000                        $6.53
2/2/98                  15,000                        $6.38
2/3/98                   5,000                        $6.44
2/9/98                   5,000                        $6.59
2/10/98                 22,820                        $6.51
2/10/98                  5,000                        $6.50
2/11/98                 26,080                        $6.54






















                            Page 17 of 19 pages


                                 Schedule C

                              Bev Partners, L.P.

                       Transactions in the Common Stock

                                                    Price Per Share
Date of               Number of                    (including
Transaction           Shares Purchased/(Sold)      Commissions, if any)
________________________________________________________________________

12/17/97                15,000                        $6.53
1/16/98                  3,570                        $6.13
1/29/98                  5,000                        $6.37
1/29/98                  5,000                        $6.38
2/5/98                   3,000                        $6.56
2/10/98                  3,325                        $6.51
2/11/98                  3,800                        $6.54

































                            Page 18 of 19 pages


                                  Schedule D

                             Jonas Partners, L.P.

                       Transactions in the Common Stock

                                                    Price Per Share
Date of               Number of                     (including
Transaction           Shares Purchased/(Sold)       Commissions, if any)
________________________________________________________________________

1/13/98                2,000                           $6.31









































                              Page 19 of 19 pages


(..continued)